

03025868

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K


JUN 3 0 2003
WASH, D.C.
SECTION
PROCESSED
JUL 0 2 2003
THOMSON
FINANCIAL

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]**
For the fiscal year ended December 31, 2002.

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**
For transition period from __________ to __________.

Commission file number **- 0-25280**

B. Full title of the plan and address of the plan if different from that of the issuer named below:

THE INVESTMENT PLAN FOR EMPLOYEES, MANAGERS AND AGENTS.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AXA

25 Avenue Matignon, 75008, Paris, France

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

The Equitable Life Assurance Society of the United States	**13-5570651**
Exact name of registrant as specified in charter	(I.R.S. Employer Identification No.)

ANNUAL REPORT ON FORM 11-K

For the fiscal year ended December 31, 2002	**0-25280**
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

SIGNATURE

Filings Made By the Registrant:
The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York.

Dated: June 27, 2003 By:



Jennifer L. Blevins
Chairperson, the Officers Committee on Benefit Plans and Executive Vice President of The Equitable Life Assurance Society of the United States, Plan Sponsor

Dated: June 27, 2003 By:



Suzanne Taranto
Senior Vice President of The Equitable Life Assurance Society of the United States, Plan Sponsor

THE INVESTMENT PLAN FOR EMPLOYEES,MANAGERS AND AGENTS

TABLE OF CONTENTS

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because there is no information to report.

* Refers to item number in IRS Form 5500 (Annual Return/Report of Employee Benefit Plan) for the year ended December 31, 2002.



Mitchell & Titus, LLP

Certified Public Accountants
and Consultants

One Battery Park Plaza
New York, NY 10004-1461
Tel (212) 709-4500
Fax (212) 709-4680
E-mail: newyork.office@mitchelltitus.com

INDEPENDENT AUDITORS' REPORT

The Officers Committee on Benefit Plans
The Equitable Life Assurance Society
of the United States

We have audited the accompanying statements of net assets available for benefits of The Investment Plan for Employees, Managers and Agents (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mitchell & Titus, LLP

New York, New York
June 24, 2003

THE INVESTMENT PLAN FOR EMPLOYEES, MANAGERS AND AGENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:		
Investments		
Amounts invested under group annuity contract with Equitable:		
Separate account funds	$ 244,350,030	$ 359,616,858
Guaranteed investment contracts	573,526,599	561,747,626
Common stocks	46,743,821	47,359,153
Mutual funds	111,763,097	146,520,242
Collective trust funds	4,011,411	4,885,696
Short-term investments	75,947,408	58,521,577
Loans due from participants	18,518,852	19,507,287
Total investments	1,074,861,218	1,198,158,439
Cash	26,355	26,632
Receivables:		
Trade	1,243,005	-
Accrued interest	70,393	294,241
Total assets	1,076,200,971	1,198,479,312
LIABILITIES:		
Accrued expenses	117,725	136,799
Trade payables	1,785,875	303,950
Total liabilities	1,903,600	440,749
NET ASSETS AVAILABLE FOR BENEFITS	**$1,074,297,371**	**$1,198,038,563**

See notes to financial statements.

THE INVESTMENT PLAN FOR EMPLOYEES, MANAGERS AND AGENTS

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
INVESTMENT ACTIVITIES:		
Investment income	$ 38,785,883	$ 41,138,632
Management fees	(1,056,125)	(1,105,648)
Net investment income	37,729,758	40,032,984
Net depreciation in fair value of investments	(145,047,722)	(142,259,440)
Net decrease in assets resulting from investment activities	(107,317,964)	(102,226,456)
CONTRIBUTIONS:		
Participants	46,803,277	44,864,552
Employer	16,244,579	19,638,904
Total contributions	63,047,856	64,503,456
EXPENSES	(1,932,879)	(1,169,579)
WITHDRAWALS	(77,538,205)	(68,629,330)
Net decrease	(123,741,192)	(107,521,909)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	1,198,038,563	1,305,560,472
End of year	**$1,074,297,371**	**$1,198,038,563**

See notes to financial statements.

THE INVESTMENT PLAN FOR EMPLOYEES, MANAGERS AND AGENTS

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN

The following description of The Investment Plan for Employees, Managers and Agents (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document, which is the controlling document governing the provisions under the Plan, for more complete information.

General - The Plan is a defined contribution plan with a 401(k) feature and covers full time employees, managers and eligible sales associate ("Participants") of The Equitable Life Assurance Society of the United States and certain participating affiliates ("Equitable"), who have attained age twenty-one. The effective date of the Plan was July 1, 1969. The Plan is a trusteed plan funded by a group annuity contract with Equitable, investments in guaranteed investment contracts, separate accounts, common stocks, mutual funds, collective trust funds and various short-term investments. Participants may elect to invest in any of the twenty-two investment funds provided under the Plan, with loans to Participants being viewed as invested in a loan fund. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions - Participants may contribute to the Plan on a before tax or after tax basis, or a combination of both. The Plan provides that a participant's contribution may not be more than 15% of his or her annual salary. The maximum contribution percentage is subject to reduction to meet certain tests prescribed by the Internal Revenue Code (the "Code"). There is also a limit determined on a yearly basis, regarding the maximum pre-tax contributions a participant can contribute to the Plan. For 2002 and 2001, the amounts were $11,000 ($12,000 for participants eligible for a "catch up" contribution) and $10,500, respectively.

Equitable matches the Participant's contribution on a dollar for dollar basis, up to 2 1/2% of the Participant's salary. Under the Code, the 2002 maximum annual addition (participant contributions and employer contributions) cannot be greater than the lesser of $40,000 or 100% of a Participant's compensation. Effective April 29, 2002, matching contributions are made to the AXA ADR fund and must be held in that fund for twelve months prior to diversification into the other funds of the Plan. Prior to April 29, 2002, matching contributions were invested in accordance with Participant investment elections.

1. **DESCRIPTION OF THE PLAN (continued)**

In 1993, a profit sharing contribution was added to the Plan based on Equitable's financial performance, but not to exceed 3.5% of participant's eligible earnings. Effective in 2002, this profit sharing contribution was changed to be a discretionary profit sharing matching contribution determined annually based on Equitable's financial performance and allocated based on the Equitable matching contributions received by Participants during the year. The matching profit sharing contribution made for 2002 was 1% of eligible participant compensation.

Participant Accounts - Each Participant's account is credited with the participant's contributions and Equitable's matching contributions and earnings on those contributions.

Vesting - Participant contributions are fully vested immediately. Participants who were hired before April 29, 2002 are 100% vested in the Equitable matching contributions. Participants hired after April 29, 2002 vest over time, based on years of service. Participants become 100% vested in their Equitable matching contributions upon completion of three years of service.

Payment of Benefits - The customary form of payment of benefits is a single sum cash payment. Other forms of payment available to those with account balances in excess of $5,000 are fixed monthly installments, and the purchase of an annuity. Required minimum distributions must also be paid.

Tax Status - The Plan obtained its last determination letter in 1994, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving that determination letter. The Plan most recently filed for a determination letter on February 28, 2002, but has not yet received a determination letter based on that filing. However, the Plan's administrator and tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the Plan's financial statements date.

Loans - A loan provision permits Participants to borrow from their account balances. Interest rates are established quarterly at the prime rate, plus two percentage points, as defined in the Plan, with repayment periods ranging from one to five years.

Expenses - Certain administrative costs of the Plan, are paid by the Plan. These costs are allocated to each fund based upon the percentage of the fund's asset value to the Plan's total asset value.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Valuation of Investments and Income Recognition - The Plan's investment in the separate account fund is presented at the Plan's pro-rata share of the separate accounts fair value. Investment contracts representing fully benefit responsive investment contracts are presented at contract value. The Plan's investments in common stocks, U.S. treasury notes, mutual funds and collective trust funds are presented at fair value. Investments in short-term investments are presented at amortized cost that approximates fair value. Loans due from Participants are valued at cost that approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend basis.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comparative Data - Certain amounts of the 2001 data have been reclassified to conform to the 2002 presentation.

3. PLAN TERMINATION

Although the Plan is intended to continue, Equitable reserves the right of termination subject to the provisions of ERISA and the Code. In the event of a termination of the Plan, assets will be distributed to Participants in accordance with the provisions of the Plan.

4. PARTY-IN-INTEREST TRANSACTIONS

As Equitable is an investment manager, some investment management transactions are with a known party-in-interest as defined by ERISA Section 3(14). Equitable provides administrative services to the Plan for which it may be reimbursed for direct expenses permitted under ERISA.

5 INVESTMENTS

The Plan's assets are primarily invested in separate accounts, guaranteed investment contracts, common stocks, mutual funds, collective trust funds and short-term investments. The following table sets forth the costs and fair values of the assets invested in Equitable's separate accounts, common stocks, mutual funds, collective trust funds and short-term investments:

	2002		2001	
	Cost	Fair Value	Cost	Fair Value
No. 3 (Mid Cap Growth Fund)	$ 40,201,676	$ 32,881,907	$ 51,986,468	$ 50,234,525
No. 4 (Equity Fund)	189,720,941	143,846,140	216,550,172	223,070,754
No. 24 (International Equity Fund)	21,375,701	21,042,007	26,721,348	27,175,086
No. 31 (Real Estate Fund)	11,334,136	11,568,808	13,594,338	14,436,487
No. 36 (S&P Index Fund)	40,509,131	35,011,168	45,021,692	44,700,006
Separate Accounts	$ 303,141,585	$ 244,350,030	$353,874,018	$ 359,616,858
AXA ADR fund	$ 54,409,942	$ 46,743,821	$ 58,630,348	$ 47,359,153
Common Stock Funds	$ 54,409,942	$ 46,743,821	$ 58,630,348	$ 47,359,153
EQ/Alliance Premier Growth Portfolio	$ 42,141,043	$ 21,329,505	$ 56,876,289	$ 39,273,222
EQ/Alliance Technology Portfolio	15,774,237	11,214,593	26,127,731	25,285,873
EQ/Bernstein Diversified Value Portfolio	24,327,640	21,174,809	18,155,095	18,003,844
EQ/FI Small/Mid Cap Value Portfolio	21,788,916	18,870,794	16,982,806	18,114,413
EQ/MFS Emerging Growth Companies Portfolio	36,288,470	22,626,666	66,119,171	45,842,890
AXA Premier VIP Large Cap Core Equity Portfolio	1,682,898	1,520,146	-	-
AXA Premier VIP Large Cap Growth Portfolio	2,138,887	1,936,934	-	-
AXA Premier VIP Large Cap Value Portfolio	1,710,308	1,514,838	-	-
AXA Premier VIP Small/Mid Cap Growth Portfolio	2,178,122	1,913,159	-	-
AXA Premier VIP Small/Mid Cap Value Portfolio	2,486,331	2,175,487	-	-
AXA Premier VIP International Equity Portfolio	1,407,540	1,369,472	-	-
AXA Premier VIP Technology Portfolio	1,139,593	1,004,302	-	-
AXA Premier VIP Health Care Portfolio	1,755,870	1,667,776	-	-
AXA Premier VIP Core Bond Portfolio	3,440,587	3,444,616	-	-
Mutual Funds	$ 158,260,442	$111,763,097	$184,261,092	$146,520,242
Pyramid Daily Value Portfolio	$ 4,352,377	$ 4,011,411	$ 5,504,493	$ 4,885,696
Collective Trust Funds	$ 4,352,377	$ 4,011,411	$ 5,504,493	$ 4,885,696
Short-Term Investments	$ 75,947,408	$ 75,947,408	$ 58,521,577	$ 58,521,577

The Plan's participation percentage in each separate account as of December 31 is as follows:

	2002	2001
No. 3 (Mid Cap Growth Fund)	46.3%	61.0%
No. 4 (Equity Fund)	26.9%	24.9%
No. 24 (International Equity Fund)	27.8%	26.7%
No. 31 (Real Estate Fund)	78.3%	80.5%
No. 36 (S&P Index Fund)	60.8%	59.4%

5. INVESTMENTS (continued)

The following presents investments that represent five percent or more of the Plan's net assets.

	2002	2001
Separate Accounts:		
No. 4 (Equity Fund)	$ 143,846,140	$ 223,070,754
Guaranteed Investment Contracts:		
Monumental Life Ins Co - Alliance	89,024,533	83,997,627
Monumental Life Ins Co - PIMCO	89,742,453	84,529,923
Short-term investments:		
JP Morgan Domestic Liquidity Fund	75,947,408	-

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year depreciated in value by $(145,047,722) and $(142,259,440) respectively, as follows:

	Year ended December 31, 2002	2001
Changes in Fair Value as Determined by Quoted Market Price		
Separate Account Funds	$ (84,658,518)	$ (69,491,663)
Common Stocks	(15,089,497)	(26,427,206)
Mutual Funds	(44,587,771)	(45,159,644)
Collective Trust Funds	(711,936)	(1,180,927)
Total	$ (145,047,722)	$ (142,259,440)

5. **INVESTMENTS (continued)**

Investment contracts are summarized as follows:

2002					
Investment Contracts	Effective Date	Average Yield/ Crediting Interest	Contract Rate	Contract Value	Fair Value
Guaranteed Insurance Contracts:					
Allstate Life Ins Co. #6158	04/26/99	6.10%	6.10%	$ 19,866,813	$ 20,895,704
Allstate Life Ins Co. #IM006348	04/09/02	5.48%	5.48%	10,133,901	11,036,307
Caisse des Depots (CDC) #410-01	07/01/99	6.80%	6.80%	20,000,000	20,952,909
GE Life & Annuity Asr Co. #GS-3378	01/04/02	7.33%	7.33%	15,005,815	16,429,117
GE Life & Annuity Asr Co. #GS-3722	04/09/02	5.38%	5.38%	10,269,161	11,117,858
John Hancock Life Ins. #14556	04/26/99	3.33%	3.33%	20,109,791	20,349,008
Mass Mutual Life Ins Co. # 35085	01/03/02	5.20%	5.20%	50,006,945	53,721,129
Metropolitan Life Ins Co. #24886	04/02/98	6.14%	6.14%	10,459,187	10,580,584
Metropolitan Life Ins Co. #25704	11/03/02	7.07%	7.07%	10,528,159	10,975,273
Metropolitan Life Ins Co. #25737	01/03/01	6.68%	6.68%	15,497,019	15,796,610
Metropolitan Life Ins Co. #25879	04/05/01	5.45%	5.45%	25,340,323	25,964,165
Monumental Life Ins Co. - Alliance	05/04/94	5.60%	5.60%	89,024,533	94,072,666
Monumental Life Ins Co. - PIMCO	01/12/98	5.84%	5.84%	89,742,453	94,917,626
Monumental Life Ins Co. #SV04243Q	04/09/02	5.37%	5.37%	10,390,050	11,212,458
Monumental Life Ins Co. #UDA00006	01/04/00	7.31%	7.31%	10,003,867	10,951,849
Monumental Life Ins Co. #00014FR	11/03/00	7.08%	7.08%	10,350,856	11,093,627
New York Life Ins Co. #30595-002	07/09/02	5.30%	5.30%	35,467,562	36,301,229
New York Life Ins Co. #30595-004	07/09/02	4.93%	4.93%	10,237,721	10,963,604
New York Life Ins Co. #30595-003	10/19/01	4.26%	4.26%	10,086,367	10,479,405
New York Life Ins Co. #31339	10/19/01	4.47%	4.47%	20,450,674	21,415,147
Prudential Ins Co.of America #7816-21	07/01/99	7.04%	7.04%	20,701,672	22,020,317
State Street Bank & Trust #98131	07/17/98	7.06%	7.06%	12,680,916	13,100,240
Travelers Ins Companies #GR-18048	07/05/01	6.11%	6.11%	21,215,105	23,195,648
Travelers Ins Companies #GR-18243	04/09/02	5.76%	5.76%	20,836,333	23,008,450
Travelers Ins Companies #GR-18353	07/09/02	5.10%	5.10%	5,121,376	5,522,116
Total				$573,526,599	$606,073,046

2001					
Investment Contracts	Effective Date	Average Yield/ Crediting Interest	Contract Rate	Contract Value	Fair Value
Guaranteed Insurance Contracts:					
Allstate Life Ins Co. #6118	10/01/98	5.35%	5.35%	$ 7,062,246	$ 7,230,671
Allstate Life Ins Co. #6158	04/26/99	6.10%	6.10%	19,873,260	20,778,012
Caisse des Depots (CDC) #410-01	07/01/99	6.80%	6.80%	20,000,000	21,213,341
GE Life & Annuity Asr Co. #2981	04/01/97	7.06%	7.06%	27,660,552	27,997,319
GE Life & Annuity Asr Co. #3122	04/02/98	6.23%	6.23%	20,003,312	20,711,794
GE Life & Annuity Asr Co. #GS-3378	01/04/00	7.33%	7.33%	15,005,815	16,166,048
John Hancock Life Ins #14556	04/26/99	4.26%	4.26%	20,139,927	20,938,047
Metropolitan Life Ins Co. #24886	04/02/98	6.14%	6.14%	10,457,480	10,860,727
Metropolitan Life Ins Co. #25704	11/03/00	7.07%	7.07%	10,526,189	11,162,827
Metropolitan Life Ins Co. #25737	01/03/01	6.68%	6.68%	15,494,274	16,234,171
Metropolitan Life Ins Co. #25879	04/05/01	5.45%	5.45%	26,004,668	26,872,295
Monumental Life Ins Co. - Alliance	05/04/94	6.41%	6.41%	83,997,627	86,756,330
Monumental Life Ins Co. - PIMCO	01/12/98	6.30%	6.30%	84,529,923	86,531,109
Monumental Life Ins Co. #00014FR	11/03/00	7.08%	7.08%	10,348,916	11,052,150
Monumental Life Ins Co. #UDA00006	01/04/00	7.31%	7.31%	10,001,933	10,770,385
New York Life Ins Co. #30595-002	04/05/01	5.30%	5.30%	35,467,562	36,558,174
New York Life Ins Co. #30595-003	10/19/01	4.26%	4.26%	10,086,367	10,030,141
New York Life Ins Co. #30751	10/01/97	6.52%	6.52%	17,005,215	17,524,377
New York Life Ins Co. #31339	10/19/01	4.47%	4.47%	20,181,249	19,997,508
Prudential Ins Co of America #7816-21	07/01/99	7.04%	7.04%	20,701,672	22,050,821
Security Life Denver #FA-0550	07/01/97	7.00%	7.00%	40,688,250	41,195,287
State Street Bank & Trust #98131	07/17/98	6.37%	7.00%	15,917,613	16,589,166
Travelers Ins Companies #GR-18048	07/05/01	6.11%	6.11%	20,593,576	21,411,826
Total				$561,747,626	$580,632,526

THE INVESTMENT PLAN FOR EMPLOYEES, MANAGERS AND AGENTS
Employer ID # 13-5570651, Plan #005

SCHEDULE H, Part IV, Line 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

DESCRIPTION	COST	FAIR VALUE
Assets held and invested by The Equitable Life Assurance Society of the United States under Group Annuity Contract No. 87:		
Separate Accounts:		
* No. 3 (Mid Cap Growth Fund)	$ 40,201,676	$ 32,881,907
* No. 4 (Equity Fund)	189,720,941	143,846,140
* No. 24 (International Equity Fund)	21,375,701	21,042,007
* No. 31 (Real Estate Fund)	11,334,136	11,568,808
* No. 36 (S&P Index Fund)	40,509,131	35,011,168
Total	$ 303,141,585	$ 244,350,030
Guaranteed Investment Contracts@:		
Allstate Life Ins Co. #6158	$ 19,000,000	$ 19,866,813
Allstate Life Ins Co. #IM006348	10,000,000	10,133,901
Caisse des Depots (CDC) #410-01	20,000,000	20,000,000
GE Life & Annuity Asr Co. #GS-3378	15,000,000	15,005,815
GE Life & Annuity Asr Co. #GS-3722	10,000,000	10,269,161
John Hancock Life Ins. #14556	20,000,000	20,109,791
Mass Mutual Life Ins Co. # 35085	50,000,000	50,006,945
Metropolitan Life Ins Co. #24886	10,000,000	10,459,187
Metropolitan Life Ins Co. #25704	10,000,000	10,528,159
Metropolitan Life Ins Co. #25737	15,000,000	15,497,019
Metropolitan Life Ins Co. #25879	25,000,000	25,340,323
Monumental Life Ins Co. - Alliance	69,090,836	89,024,533
Monumental Life Ins Co. - PIMCO	65,945,219	89,742,453
Monumental Life Ins Co. #SV04243Q	10,000,000	10,390,050
Monumental Life Ins Co. #UDA00006	10,000,000	10,003,867
Monumental Life Ins Co. #00014FR	10,000,000	10,350,856
New York Life Ins Co. #30595-002	35,000,000	35,467,562
New York Life Ins Co. #30595-004	10,000,000	10,237,721
New York Life Ins Co. #30595-003	10,000,000	10,086,367
New York Life Ins Co. #31339	20,000,000	20,450,674
Prudential Ins Co.of America #7816-213	20,000,000	20,701,672
State Street Bank & Trust #98131	13,303,805	12,680,916
Travelers Ins Companies #GR-18048	20,000,000	21,215,105
Travelers Ins Companies #GR-18243	20,000,000	20,836,333
Travelers Ins Companies #GR-18353	5,000,000	5,121,376
Total	$ 522,339,860	$ 573,526,599

@ Guaranteed Investment Contracts are reported at contract value, rather than fair

Common Stock:		
* AXA (American Depository Receipts) 3,475,377 shares	$ 54,409,942	$ 46,743,821

* Parties in interest

THE INVESTMENT PLAN FOR EMPLOYEES, MANAGERS AND AGENTS
Employer ID # 13-5570651, Plan #005

SCHEDULE H, Part IV, Line 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
DECEMBER 31, 2002

DESCRIPTION	COST	FAIR VALUE
Mutual Funds:		
* EQ/Alliance Premier Growth Portfolio	$ 42,141,043	$ 21,329,505
* EQ/Alliance Technology Portfolio	15,774,237	11,214,593
* EQ/Bernstein Diversified Value Portfolio	24,327,640	21,174,809
* EQ/FI Small/Mid Cap Value Portfolio	21,788,916	18,870,794
* EQ/MFS Emerging Growth Companies Portfolio	36,288,470	22,626,666
* AXA Premier VIP Large Cap Core Equity Portfolio	1,682,898	1,520,146
* AXA Premier VIP Large Cap Growth Portfolio	2,138,887	1,936,934
* AXA Premier VIP Large Cap Value Portfolio	1,710,308	1,514,838
* AXA Premier VIP Small/Mid Cap Growth Portfolio	2,178,122	1,913,159
* AXA Premier VIP Small/Mid Cap Value Portfolio	2,486,331	2,175,487
* AXA Premier VIP International Equity Portfolio	1,407,540	1,369,472
* AXA Premier VIP Technology Portfolio	1,139,593	1,004,302
* AXA Premier VIP Health Care Portfolio	1,755,870	1,667,776
* AXA Premier VIP Core Bond Portfolio	3,440,587	3,444,616
Total Mutual Funds	$ 158,260,442	$ 111,763,097
Collective Trust Fund:		
* Pyramid Daily Value Portfolio	$ 4,352,377	$ 4,011,411
Total Collective Trust Fund	$ 4,352,377	$ 4,011,411
Short-Term Investments:		
JP Morgan Domestic Liquidity Fund	$ 75,947,408	$ 75,947,408
Total Short-Term Investments	$ 75,947,408	$ 75,947,408
Loans Due From Plan Participants:		
2,711 loans with interest rates ranging from 6.75% to 15.7% with maturities extending to December, 2007.	$ 18,518,852	$ 18,518,852
TOTAL INVESTMENTS	$ 1,132,618,088	$ 1,074,861,218

NOTE: The Plan values short-term investments at amortized cost which approximates fair value. The short-term investments are recorded at amortized cost and accordingly show no unrealized appreciation (depreciation).

* Parties in interest



Mitchell & Titus, LLP

Certified Public Accountants
and Consultants

One Battery Park Plaza
New York, NY 10004-1461
Tel (212) 709-4500
Fax (212) 709-4680
E-mail: newyork.office@mitchelltitus.com

EXHIBIT 23

CONSENT OF INDEPENDENT AUDITORS

The Officers Committee on Benefit Plans
Of The Equitable Life Assurance Society of the United States

We consent to the incorporation by reference in the Registration Statement No. 33-67424 of The Equitable Life Assurance Society of the United States on Form S-8 of our report dated June 24, 2003, relating to the financial statements of The Investment Plan for Employees, Managers and Agents as of and for the years ended December 31, 2002 and 2001, and related supplemental schedule, which appear in the December 31, 2002 Annual Report on Form 11-K of The Investment Plan for Employees, Managers and Agents.

Mitchell & Titus, LLP

New York, New York
June 27, 2003

New York City • Philadelphia • Washington, D.C.

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE INVESTMENT PLAN
FOR EMPLOYEES, MANAGERS AND AGENTS
(Name of Plan)

Dated: June 27, 2003



Jennifer L. Blevins
Chairperson, the Officers Committee on Benefit Plans and Executive Vice President of The Equitable Life Assurance Society of the United States, Plan Sponsor

Dated: June 27, 2003



Suzanne Taranto
Senior Vice President of The Equitable Life Assurance Society of the United States, Plan Sponsor

EXHIBIT 99.1

THE INVESTMENT PLAN FOR EMPLOYEES, MANAGERS AND AGENTS

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 11-K for the period ended December 31, 2002 of the Investment Plan for Employees, Managers and Agents (the "Company") sponsored by The Equitable Life Assurance Society of the United States as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I Jennifer Blevins, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



Jennifer Blevins
Chief Executive Officer of the Company

Date: June 26, 2003

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EXHIBIT 99.2

THE INVESTMENT PLAN FOR EMPLOYEES, MANAGERS AND AGENTS

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 11-K for the period ended December 31, 2002 of the Investment Plan for Employees, Managers and Agents (the "Company") sponsored by The Equitable Life Assurance Society of the United States as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I Suzanne Taranto, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(3) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(4) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



Suzanne Taranto
Chief Financial Officer of the Company

Date: June 26, 2003

165890v2